Exhibit 99.1

China Zenix Auto International Announces the Establishment of a Special

Committee of the Board of Directors

ZHANGZHOU, China, December 9, 2013 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, announced today that its board of directors has established a special committee (the “Special Committee”) to consider the preliminary non-binding proposal letter for a restructuring of the Company’s business, dated November 23, 2013, from Mr. Jianhui Lai, the chairman of the Company’s board of directors and chief executive officer, and RichWise International Investment Group Limited and certain of its affiliated entities.

The Special Committee is composed of the following independent directors of the Company: Mr. William John Sharp, Mr. Ian Frances Wade and Prof. Yichun Zhang. Mr. Sharp and Mr. Wade each has over 40 years of experience in international corporate leadership. Prof. Zhang is the head of the Financial Research Institute of Xiamen University. Mr. Sharp and Mr. Wade will be the co-chairpersons of the Special Committee. The board of directors cautions the Company’s shareholders that no decisions have been made by the Special Committee with respect to the Company’s response to the proposal and there can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, the Company offers more than 430 series of tubed steel wheels, tubeless steel wheels, and off-road steel wheels in both the aftermarket and OEM market in China and internationally. The Company’s customers include group members of a number of large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 30 countries worldwide. With five large, strategically located manufacturing facilities in multiple regions across China, the Company has an aggregate annual production capacity of approximately 15.0 million units of steel wheels as of September 30, 2013. For more information, please visit: http://www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Contact:

Kevin Theiss / Shiwei Yin

Grayling

Tel: +1-646-284-9409

Email:  kevin.theiss@grayling.com

            shiwei.yin@grayling.com

Media Contact:

Ivette Almeida

Grayling

Tel: +1 917-302-9946

Email: ivette.almeida@grayling.com